Exhibit B.6(a)(2): Certifications required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

Certificates pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Certifications

     In connection with the annual report of Canadian Imperial Bank of Commerce (the “Bank”) filed under cover of a Form 40-F for the period ended October 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, John S. Hunkin, Chief Executive Officer of the Bank, certify that:

(1)	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Bank.

/s/ John S. Hunkin
John S. Hunkin Chief Executive Officer

Date: December 13, 2004

     In connection with the annual report of Canadian Imperial Bank of Commerce (the “Bank”) filed under cover of a Form 40-F for the period ended October 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Tom D. Woods, Senior Executive Vice President and Chief Financial Officer of the Bank, certify that:

(1)	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Bank.

/s/ Tom D. Woods
Tom D. Woods Senior Executive Vice President and Chief Financial Officer

Date: December 13, 2004